UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67918

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Reynolds Advisory Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Fillmore Street, Suite 500
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doug Reynolds	626-316-6100	dreynolds@reynoldsap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

February, 24 2009	PCOAB #3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Reynolds Advisory Partners, LLC, as of 12/31, 2 026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

Title: President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2025
and Report of Independent Registered Accounting Firm on Exemption Report

REYNOLDS ADVISORY PARTNERS, LLC

TABLE OF CONTENTS







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC, as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Reynolds Advisory Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 16 and 17 has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplemental information is the responsibility of Reynolds Advisory Partners, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Reynolds Advisory Partners, LLC's auditor since 2021.

Norwell, Massachusetts

April 14, 2026

Members of AICPA
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com
A member of mgiworldwide

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

CURRENT ASSETS:

Cash and Cash Equivalents	$	878,664
Accounts Receivable		2,642
Prepaid Expenses		19,586
Total Current Assets		900,892

PROPERTY AND EQUIPMENT, at cost:

Equipment		33,357
Furniture		20,320
		53,677
Less Accumulated Depreciation		53,677
Net Property and Equipment		(0)
TOTAL ASSETS	**$**	**900,892**

<u>LIABILITIES AND MEMBER'S EQUITY</u>

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$	175,708
Total Current Liabilities		175,708
MEMBER'S EQUITY		725,184
TOTAL LIABLIITIES AND MEMBER'S EQUITY	$	**900,892**

The accompanying notes are an integral part of this statement.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Advisory Services	$ 5,906,100
Interest Income	871
Total Revenues	**5,906,971**

OPERATING EXPENSES:

Salaries, Taxes and Benefits	3,344,372
Commissions	1,167,220
Rent	3,914
Computer and Internet	70,563
Office Expense	16,255
Professional fees	36,052
Travel	16,779
Telephone	8,158
Advertising	9,024
Automobile Expense	1,531
Miscellaneous	10,003
Regulatory fees	5,295
Insurance	7,562
Total Operating Expenses	**4,696,733**

OTHER EXPENSES

Impairment of Securities	100,000
Net Gain	**$ 1,110,238**

The accompanying notes are an integral part of this statement.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE, DECEMBER 31, 2023	$	164,946
Member Contribution		20,000
Member Distributions		(570,000)
Net Income		1,110,238
BALANCE, DECEMBER 31, 2024	**$**	**725,184**

The accompanying notes are an integral part of this statement.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	1,110,238

Adjustments to reconcile Net Income to Net Cash
    from operations:

(Increase) decrease in cash resulting from changes in:

Accounts Receivable	7,137
Prepaid Expenses	8,929

Increase (decrease) in cash resulting from changes in:

Accounts Payable and Accrued Expenses	138,603
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,264,907

CASH FLOWS FROM FINANCING ACTIVITIES:

Member Contributions	20,000
Member Distribution	(570,000)
NET CASH USED IN FINANCING ACTIVITIES	(550,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS		**714,907**
Total Cash at Beginning of Year		163,757
Cash at End of Year	$	**878,664**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a Colorado Limited Liability Company specializing in mergers and acquisitions, capital raising and related financial advisory services focused on middle market clients nationwide.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements are not required.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed necessary at the time of December 31, 2025.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company utilizes the accrual method of accounting.

A. <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Revenue Recognition</u>

In May 2014, the FASB issued ASU No. 2014-19. "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance for accounting for certain contract costs, and new disclosures. The Company adopted this ASU on January 1, 2019 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flows.

The Company's sources of revenue are transactions fees and retainer revenues earned from various M&A and financial advisory engagements.

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "Advisory services" in the accompanying statement of income.

The Company recognizes retainer revenue in accordance with ASC 606 which requires retainers and work fees to be recognized consistent with distinct performance obligations agreed to with clients. In the Company's engagements these specific obligations relate to specific milestones that occur in the "Marketing Preparation Phase" of the company's M&A engagements. Those milestones are normally as follows: (1) initial RAP due diligence of the client (meeting with the client and reviewing requested written documents); (2) industry research on the client's industry; (3) draft Confidential Information Memorandum (CIM); (4) preparation of prospective buyers list; and (5) confirmation of expected valuation range for the target company (client), following completion of due diligence and associated industry research. When all of these specific milestones have been reached, then the Marketing Preparation Phase of the Company's assignment is finished, and the Company has satisfied all of the distinct performance obligations associated with the Company's retainer and work fees. It is necessary for RAP management to use its judgement in determining when the above-described performance obligations have been met. However, at end of the current year end the Company has completed all of the performance obligations for the retainers and work fees charged for all current active assignments.

<u>Advertising and Marketing Costs</u>

Advertising and marketing costs are expensed as incurred. For the year ended December 31, 2025, advertising costs amounted to $9,024.

A. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company made an election to be taxed as a Subchapter S Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements except for state franchise taxes and fees. All income and expenses are reported by the Company's members on their respective tax returns.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, Accounting for Uncertainty in Income Taxes. FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2022 to 2025 are subject to review by the Internal Revenue Service.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2025.

A. Summary of Significant Accounting Policies (Continued)

Leases

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842). This ASU, amended, provides comprehensive guidance on accounting for operating and financing leases by recognition of lease assets and lease liabilities. The company adopted this ASU in January 2019.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise nor do we recognize this for related party leases which effectively can be terminated at any time. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The Company does not hold any securities as of December 31, 2025.

B. Subsequent Events

Management has reviewed subsequent events through the date of the auditor's report, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

C. Significant Clients

The Company derived 92% of their revenue from two key clients during the year ended December 31, 2025. The makeup of the Company's client base will vary from year to year. Accordingly, an annual concentration in revenue from the same clients is remote.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. As of December 31, 2025, the Company's net capital was $702,956, which was $691,242 in excess of its minimum requirement of $11,714. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.00.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with Rule 15c3-3.

E. Retirement Plan

The Company provides a 401(k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of 4% of compensation. During the year ended December 31, 2025, the Company made contributions in the amount of $47,972.

F.   Commitment

Office Space Lease Commitment

The Company leases its office space from Doug Reynolds. The agreement requires that the Company will pay Doug Reynolds $2,000 per month plus, beginning in 2023, 5 % annual increases ($2,100/mo in 2023) and 50% of monthly assessments. This lease includes all utilities except for the internet connection provider and phones.
In 2025 Doug waived $27,783 of rent expenses from 2025 as well as waived charging rent expenses in 2025 in order to finance the business.

G.   Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position, or the cash flows of the Company.

H.   Compliance with SEA Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.
During the calendar year 2025 the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts.

I.   Segment Reporting

"The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of single class of service, Advisory Services. The company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM

NOTES TO FINANCIAL STATEMENTS

I.   Segment Reporting (Continued)

manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income."

J.   Impairment of Securities

During the year, the Company received equity securities as noncash consideration for services rendered, which were initially recorded at a fair value of $100,000 and recognized as revenue in accordance with applicable accounting guidance.

Subsequent to the initial recognition, management evaluated the securities and determined that a full impairment was warranted due to the highly speculative nature of the investment and the absence of observable market data supporting the recorded value. Accordingly, the Company recorded an impairment charge of $100,000, which is included in other expense in the accompanying statement of income.

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SCHEDULE I
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 725,184
DEDUCTIONS:	
Nonallowable assets	(22,228)
NET CAPITAL	$ 702,956
MINIMUM NET CAPITAL REQUIRED	
(greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 11,714
EXCESS NET CAPITAL	$ 691,242

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$ 175,708
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.25 to 1.0

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

REYNOLDS ADVISORY PARTNERS, LLC

SCHEDULES II AND III

FOR THE YEAR ENDED DECEMBER 31, 2025

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

REYNOLDS ADVISORY PARTNERS, LLC
EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2025

Assertions Regarding Exemption Provisions

Reynolds Advisory Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Reynolds Advisory Partners, LLC

I, <u>Douglas Reynolds</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
  <u>Douglas Reynolds; President</u>
       (Name and Title)

<u>   April 14, 2026   </u>
       (Date)







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Reynolds Advisory Partners, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Reynolds Advisory Partners, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Reynolds Advisory Partners, LLC's auditor since 2021.

Norwell, Massachusetts

April 14, 2026

Members of AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Reynolds Advisory Partners, LLC
Denver, Colorado

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Reynolds Advisory Partners, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Reynolds Advisory Partners, LLC's auditor since 2021.

Norwell, Massachusetts

April 14, 2026



_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



REYNOLDS ADVISORY PARTNERS, LLC

SIPC ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7

FOR THE YEAR ENDED DECEMBER 31, 2025

General Assessment per Form SIPC-7 Including Interest	$	8,859
Less Payments made with SIPC-6	$	(1,734)
Amount Paid with Form SIPC-7	$	7,125